FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 14, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), on its own behalf and, in the case of the 2026 Notes (as defined below), on behalf of BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF, hereby announces to its shareholders and to the market in general, that today it launched an offer to purchase for cash (i) any and all of the (a) 5.875% Senior Notes due 2022 (the “2022 Notes”) issued by BRF (the “2022 Notes Offer”), (b) 2.750% Senior Notes due 2022 (the “Euro Notes”) issued by BRF (the “Euro Notes Offer”) and (c) 3.95% Senior Notes due 2023 (the “2023 Notes”) issued by BRF (the “2023 Notes Offer” and, together with the 2022 Notes Offer and the Euro Notes Offer, the “Any and All Offers”) and (ii) up to the Maximum Amount (as defined below), of the (a) 4.75% Senior Notes due 2024 (the “2024 Notes”) issued by BRF (the “2024 Notes Offer”) and the (b) 4.350% Senior Notes due 2026 (the “2026 Notes” and, together with the 2022 Notes, the Euro Notes, the 2023 Notes and the 2024 Notes, the “Notes”) issued by BRF GmbH and guaranteed by BRF (the “2026 Notes Offer” and, together with the 2024 Notes Offer, the “Capped Offers” and, together with the Any and All Offers, the “Offers”).

The Offers will be made upon the terms and subject to the conditions set forth in the offer to purchase dated September 14, 2020 (the “Offer to Purchase”), for the purchase prices indicated below and described in the Offer to Purchase and in the notice of guaranteed delivery attached to it (“Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The Offers are not contingent upon the tender of any minimum principal amount of Notes, but the Capped Offers are subject to a maximum amount to be disbursed equivalent to the lower of (x) the expected net proceeds to BRF from the issuance of one or more issuances of debt securities on terms satisfactory to BRF, in its sole discretion, and (y) U.S.$500 million, less (1) the cash amount, in U.S. dollars, that BRF is required to spend to purchase the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase pursuant to the Any and All Offers and (2) U.S.$200 million (the “Maximum Amount”).

The following table sets forth certain information relating to the Offers.

Title of Security	Security Identifiers	Principal Amount Outstanding	Acceptance Priority Level(1)	Maximum Amount	Tender Consideration(2)	Early Tender Premium(2)	Total Consideration(2)
5.875% Senior Notes due 2022	CUSIP Nos.: 10552T AA5/ P1905CAA8 ISINs: US10552TAA51/ USP1905CAA82	U.S.$82,122,000	N/A	Any and All	N/A	N/A	U.S.$1,060.00
2.750% Senior Notes due 2022	ISINs: XS1242327325/ XS1242327168 Common Codes: 124232732/124232716	€205,720,000	N/A	Any and all	N/A	N/A	€1,024.00
1

3.95% Senior Notes due 2023	CUSIP Nos.: 10552T AE7/ P1905CAD2 ISINs: US10552TAE73/ USP1905CAD22	U.S.$285,422,000	N/A	Any and all	N/A	N/A	U.S.$1,036.50
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/ P1905CAE0 ISINs: US10552TAF49/ USP1905CAE05	U.S.$453,714,000	1	Maximum Amount(3)	U.S.$1,035.50	U.S.$30.00	U.S.$1,065.50
4.350% Senior Notes due 2026	CUSIP Nos.: 05583B AA7/ 08163AA4 ISINs: US05583BAA70/ USA08163AA41	U.S.$500,000,000	2	Maximum Amount(3)	U.S.$1,008.50	U.S.$30.00	U.S.$1,038.50

(1)	BRF will accept 2024 Notes and 2026 Notes in the order of their respective Acceptance Priority Levels specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase.
(2)	The amount to be paid for each U.S.$1,000 principal amount of 2022 Notes, 2023 Notes, 2024 Notes and 2026 Notes and €1,000 principal amount of Euro Notes, in each case, validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes to the applicable Settlement Date (as defined in the Offer to Purchase).
(3)	For purposes of calculating the Maximum Amount, we intend to convert the Euro Notes Total Consideration into U.S. dollars using a conversion rate of €1.00 to U.S.$1.1846, which was the exchange rate as of the close of business on September 11, 2020, as displayed on the FXIP screen on Bloomberg.

The Any and All Offers will expire at 8:30 am (New York City time) on September 21, 2020, unless extended or early terminated by BRF (such date and time, the “Expiration Date for the Any and All Offers”).

The Capped Offers will expire at 11:59 pm (New York City time) on October 9, 2020, unless extended or early terminated by BRF (such date and time, the “Expiration Date for the Capped Offers” and, together with the Expiration Date for the Any and All Offers, the “Expiration Dates”).

Note holders must validly accept the Offers and not validly withdraw their Notes on or prior to the respective Expiration Dates in order to become eligible to receive the applicable purchase price for such Notes, except that the 2024 Notes and 2026 Notes may not be withdrawn after September 25, 2020. The Notes may be validly withdrawn at any time prior to the respective Expiration Dates, but not after the respective Expiration Dates, as applicable, except that the 2024 Notes and the 2026 Notes may not be withdrawn after September 25, 2020.

The Company's obligation to repurchase the Notes in any of the Offers is subject to the fulfillment or waiver of certain conditions described in the Offer Documents, including the Financing Condition (as defined in the Offer to Purchase) and, in the case of the Capped Offers, the Capped Offers Financing Condition (as defined in the Offer to Purchase). BRF reserves the right, at its sole discretion, to amend, terminate or extend any of the Offers at any time, subject to applicable law.

This announcement does not constitute or form part of any offer or invitation to buy, or any solicitation of any offer for sale, of the Notes or any other securities in the United States of America or any other country, nor should it, in part or in its entirety, or in view of its disclosure, form the basis of, or be considered as, or in relation to, any contract in this regard. The Offers will be made only by and in accordance with the terms of the Offer Documents, and the information contained in this announcement is qualified by reference to the Offer Documents. BRF, the dealer managers and the information and tender agent do not make any recommendation for the holders of the Notes to accept the Offers.

2

The Offers are not being, and will not be registered with, the Brazilian Securities and Exchange Commission (CVM). The Offers must not be made in Brazil, except in circumstances that do not constitute an unauthorized public offering under Brazilian laws and regulations.

São Paulo, September 14, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

 3